Filed by First Interstate BancSystem, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Western Bancorp, Inc.

Commission File No. 001-36688

Date: September 21, 2021

Great Western Bank and First Interstate Bank are joining forces! Leaders from both organizations are partnering to ensure a smooth and seamless transition for employees and clients. It is our intent to make this transition as positive as possible for everyone involved.

We know you are most curious about what this news means for you. Right now, there are no changes for Great Western employees; it is “business as usual” until the completion of the transaction, anticipated to occur in the first calendar quarter of 2022.

Please know we are committed to keeping you apprised of decisions that pertain to your employment as soon as possible. Keep in mind it will take some time to work through the complexities of this partnership. Until then, we want to share additional information about First Interstate as well as let you know what you can expect over the coming months.

Who Is First Interstate?

First Interstate is a community bank headquartered in Billings, Montana. With more than 150 offices across Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming, we’re dedicated to helping these diverse communities reach their greatest potential—answering the needs of residents and businesses with practical financial solutions while supporting communities through business development and philanthropy.

To better acquaint you with First Interstate Bank, we will continue to share information about our company, people, and culture via a variety of formats throughout the coming months. In fact, some of these items are already available on Great Western’s intranet.

In the coming weeks and months, you will continue to hear from our Executive Team, our Human Resources team, as well as other leaders and employees. You will have the opportunity to learn about First Interstate’s history, goals, priorities, and other pertinent information. Watch your company intranet and email for more information and opportunities to connect with First Interstate employees.

Staffing and Positions

As we work together to identify the structure and leadership of our combined organization, we expect you will have questions about your role. Our goal is to communicate staffing information as soon as possible. Please know final decisions will be made after the transaction closes during the first quarter of 2022.

Information regarding eligibility for separation payments will be shared with employees who will not continue with the combined company. First Interstate offers outplacement assistance and a lucrative separation pay plan, calculated based upon years of service and role, with a minimum payment of four-weeks’ base pay.

Compensation and Benefits

Both banks believe in providing for the health and welfare of our employees and their families. First Interstate offers an attractive and competitive total compensation package to promote and protect our employees’ personal and financial well-being, including:

•	Competitive Salaries	•	Peer-to-Peer Recognition Program
•	401(k) Retirement Plan	•	Education and Training Courses
•	Medical Benefits	•	Employee Exercise Reimbursement Program
•	Dental Insurance
•	Vision	•	Employee Gift/Volunteer Matching
•	Paid Time Off	•	Company Paid Child Care Assistance
•	Flexible Spending	•	Employee Assistance Program
•	Life Insurance	•	Pet Insurance Available
•	Accidental Death & Disability	•	Wellness Program
•	Short-Term and Long-Term Disability	•	Student Debt Repayment Program
•	Employer Contributions to Health Savings Account	•	Parental Leave

Paid Time Off

First Interstate recognizes the importance and value of providing employees time off for rest and relaxation. We have established an attractive Paid Time Off policy. PTO is designed to provide flexibility in taking time off from work in addition to bank-paid holidays. Employees can use PTO for any purpose or combination of purposes, subject to supervisory approval. All employees are eligible for PTO, and the amount of PTO earned, or accrued, depends upon the individual’s years of service and their position’s status as an exempt or non-exempt employee.

Payroll

First Interstate uses Workday as our payroll and human resources platform. Our employees use this system to record time worked and absences, find information regarding benefits and PTO, conduct performance coaching evaluations, peruse advancement opportunities within the Bank, and many other HR-related functions. Employees are paid bi-weekly, every other Friday, with 26 pay periods per year.

We look forward to getting to know the Great Western team!

FAQs

Q: What is happening?

A: On September 15, 2021, Great Western Bancorp, Inc. (“GWB”), parent company of Great Western Bank, entered into a definitive agreement to merge with First Interstate BancSystem, Inc. (“First Interstate”), parent company of First Interstate Bank, headquartered in Billings, Montana.

Q: Why was this decision made?

A: The combination of GWB and First Interstate will create a premier banking franchise in the West and allows us to focus on what we do best: taking outstanding care of our customers and creating long-term relationships. An important consideration to us in entering this partnership was the similarity in culture and approach to community banking. Like GWB, First Interstate has a proud history of delivering quality, competitive financial services to clients and of making a positive difference in their communities. It is this similar culture and shared community banking philosophy that makes the blending of our companies exciting for both our employees and our customers.

Q: Why now?

A: As you know, GWB employees have been working very hard on major initiatives, which makes the timing of this partnership ideal. Combining with First Interstate accelerates our progress by leveraging First Interstate’s existing technology investments, including Fiserv Premier Core Banking, Global Wave Commercial Loan Origination, and Salesforce.

Q: When will the transaction close?

A: Pending regulatory and shareholder approvals, the transaction is currently expected to close during the first calendar quarter of 2022; the conversion of GWB branches to First Interstate Bank is currently expected to take place during the second calendar quarter of 2022.

Q: Why is this a good thing for GWB?

A: Making life great for our employees, customers, and communities has been a point of pride for GWB for over 80 years. This partnership with First Interstate enables us to take that commitment to the next level by:

o	Providing growth and internal mobility opportunities for employees; o Offering customers additional locations, new products and services;

o	Accelerating our progress, leveraging First Interstate’s technology investments;

o	Increasing the impact we have in our communities;

o	Expanding our branch footprint (while continuing to maintain a significant presence in GWB’s existing markets, including in Sioux Falls, South Dakota); and

o	Providing higher returns for shareholders.

Q: Will GWB’s name change to First Interstate Bank?

A: Yes, following consummation of the merger with First Interstate, GWB will eventually operate under the First Interstate Bank name; we currently anticipate this will happen during the second calendar quarter of 2022 when the full conversion takes place. We are excited to continue taking care of our customers and creating long-term relationships as part of the First Interstate family, which is widely recognized and respected throughout the country.

Q: Who will lead the combined company?

A: We have taken a very deliberate and thoughtful approach to the Board of Directors and management of the combined company. Upon close of the transaction, five directors from GWB will join the First Interstate Board of Directors, and Mark Borrecco, GWB President and CEO, will be appointed Chief Banking Officer of the combined company. You should also expect other leaders from GWB to assume key positions throughout the combined company.

Employees

Q:	How does this news impact GWB employees?

A:  First Interstate will work closely with us to ensure this has as little impact on employees as possible, and they anticipate retaining the majority of GWB employees in the combined company.

Right now, there are no changes for GWB employees; it is “business as usual” until the completion of the transaction, which is currently anticipated to occur in the first calendar quarter of 2022. GWB and First Interstate will continue to operate as separate entities until the closing of the transaction.

Please give this process the time it needs to work effectively and know that connecting with all individuals regarding their teams in the coming months is a priority for both GWB and First Interstate. We intend to keep GWB employees updated throughout the process as integration planning progresses, and we have news to report.

Q: What should I expect next?

A: We recognize communication is key to our success. You can expect ongoing communication from both GWB and First Interstate as well as progress reports and next steps as we work together to combine our companies.

Over the coming weeks, project teams will be formed at each bank and team members will work collaboratively to ensure a smooth transition for both employees and customers. We’ll have dedicated intranet pages and email addresses at both banks so employees can easily ask questions and receive timely answers.

While this is an exciting time, it is also a time to remember that we must maintain business as usual. Your dedication to GWB and our customers is sincerely appreciated; we look forward to keeping you informed and answering your questions as we move forward in our new partnership.

Q: Is there anything I can do to help at this time?

A: Yes! We ask you to stay engaged throughout this process. Ask questions as they come up and encourage your team members and colleagues to do the same. In addition, we should all remain focused on our day-to-day responsibilities and delivering high quality products and services to our customers.

Communicating with Customers

Q: What should I say to customers who ask about this?

A: First and foremost, customers should experience no changes to their day-to-day banking needs—it is business as usual at GWB. Express enthusiasm and excitement about our partnership with First Interstate. Further, when the combination between GWB and First Interstate is complete, our customers will continue to connect with you and enjoy the same local, relationship-based service they’ve come to expect from people they know and trust. By leveraging the strengths of both organizations, we will be able to provide enhanced product offerings and deliver a better customer experience, while continuing to build relationships with our employees, customers, and communities.

Q: What should I tell customers about First Interstate?

A: Like Great Western, First Interstate is a values-based community bank with a 53-year history of serving clients and communities across Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming. They take pride in their approach to banking, which is rooted in relationships and focused on meeting the localized needs of the communities they serve.

Q: Do customers need to do anything right now?

A: No, customers do not need to do anything now. There will be no immediate changes to customers’ accounts.

Q: What will happen to customers’ accounts?

A: There will be no immediate changes to customers’ accounts and no action on their part is necessary at this time. In the coming months, they will receive mailings regarding the plans to integrate the two companies, and information regarding whether there will be changes to their accounts, checks, debit/ATM cards, etc.

Q: Will any branches be closed as a result of this partnership?

A: One of the benefits of the merger is the complementary nature of our branch footprints; there is limited geographic overlap between GWB and First Interstate. GWB and First Interstate will carefully consider the branch footprint and the business needs of the combined company to ensure there is the right amount of branch locations in facilities that best meet the needs of employees and customers. As always, we will be thoughtful and transparent about any decisions we make.

Communicating with the Media

Q: What should I do if I get a call from the media?

A: All media inquiries should be referred to Lexie Feterl or Sarah Belisle in Corporate Communications.

Communicating with Shareholders

Q: Who should I direct shareholder inquiries to?

A: Please direct all shareholder inquires and comments to Seth Artz, Investor Relations.

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Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about First Interstate BancSystem, Inc.’s (“FIBK”), Great Western Bancorp, Inc.’s (“GWB”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward- looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID- 19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward- looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results.

All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward-looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward -looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10 -K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406 -255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

Participants in the Solicitation

FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.